UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended June 30, 2008

QIAGEN N.V.

Spoorstraat 50

5911 KJ Venlo

The Netherlands

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

QIAGEN N.V.

Form 6-K

2

OTHER INFORMATION

For the three and six month periods ended June 30, 2008, QIAGEN N.V. prepared its quarterly report under United States Generally Accepted Accounting Principles (US GAAP). This quarterly report is furnished herewith as Exhibit 99.1 and incorporated by reference herein.

3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

QIAGEN N.V.

By:	/s/ Roland Sackers
Roland Sackers
Chief Financial Officer

Date: September 1, 2008

4

EXHIBIT INDEX

Exhibit No.	Exhibit
99.1	US GAAP Quarterly Report for the Period Ended June 30, 2008

5

Exhibit 99.1

QIAGEN N.V.

US GAAP QUARTERLY REPORT FOR THE PERIOD ENDED JUNE 30, 2008

Financial Information

Consolidated Financial Statements

Condensed Consolidated Balance Sheets as of June 30, 2008 (unaudited) and December 31, 2007	2

Condensed Consolidated Statements of Income (unaudited) for the three and six months ended June 30, 2008 and 2007	4

Condensed Consolidated Statements of Cash Flows (unaudited) for the six months ended June 30, 2008 and 2007	6

Notes to Condensed Consolidated Financial Statements (unaudited)	7

Operating and Financial Review and Prospects	25

Quantitative and Qualitative Disclosures About Market Risk	33

Recent Authoritative Pronouncements	33

Application of Critical Accounting Policies, Judgments and Estimates	33

Contractual Obligations	33

Legal Proceedings	33

Risk Factors	33

June 30, 2008 U.S. GAAP Quarterly Report	1

QIAGEN N.V.

CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands, except par value and share data)

	June 30, 2008	December 31, 2007
	(unaudited)
Assets
Current Assets:
Cash and cash equivalents	$380,667	$347,320
Marketable securities	—	2,313
Accounts receivable, net of allowance for doubtful accounts of $3,081 and $3,344 in 2008 and 2007, respectively	148,675	136,707
Notes receivable	3,482	5,139
Income taxes receivable	17,805	10,696
Inventories, net	107,768	88,346
Prepaid expenses and other	38,277	33,693
Deferred income taxes	38,697	23,732

Total current assets	735,371	647,946

Long-Term Assets:
Property, plant and equipment, net	301,040	283,491
Goodwill	1,116,518	1,107,882
Intangible assets, net of accumulated amortization of $100,691 and $65,129 in 2008 and 2007, respectively	618,908	639,107
Deferred income taxes	69,836	72,128
Other assets	31,859	24,620

Total long-term assets	2,138,161	2,127,228

Total assets	$2,873,532	$2,775,174

The accompanying notes are an integral part of these condensed consolidated financial statements.

June 30, 2008 U.S. GAAP Quarterly Report	2

QIAGEN N.V.

CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands, except par value and share data)

	June 30, 2008	December 31, 2007
	(unaudited)
Liabilities and Shareholders’ Equity
Current Liabilities:
Accounts payable	$39,354	$40,379
Accrued and other liabilities (of which $6,317 and $6,410 due to related parties in 2008 and 2007, respectively, see Note 17)	108,689	104,224
Income taxes payable	25,290	13,456
Current portion of capital lease obligations	2,956	2,769
Deferred income taxes	6,628	4,903

Total current liabilities	182,917	165,731

Long-Term Liabilities:
Long-term debt (of which $450,000 in 2008 and 2007 due to related parties, see Note 8)	950,000	950,000
Capital lease obligations, net of current portion	32,441	33,017
Deferred income taxes	217,909	225,893
Other	10,567	8,405

Total long-term liabilities	1,210,917	1,217,315

Minority interest in consolidated subsidiary	669	553
Commitments and Contingencies (Note 15)

Shareholders’ Equity:
Preference shares, 0.01 EUR par value, authorized—450,000,000 shares, no shares issued and outstanding	—	—
Financing preference shares, 0.01 EUR par value, authorized—40,000,000 shares, no shares issued and outstanding	—	—
Common Shares, 0.01 EUR par value, authorized—410,000,000 shares, issued and outstanding—196,518,609 and 195,335,076 shares in 2008 and 2007, respectively	2,193	2,175
Additional paid-in capital	942,701	925,597
Retained earnings	432,338	388,779
Accumulated other comprehensive income	101,797	75,024

Total shareholders’ equity	1,479,029	1,391,575

Total liabilities and shareholders’ equity	$2,873,532	$2,775,174

The accompanying notes are an integral part of these condensed consolidated financial statements.

June 30, 2008 U.S. GAAP Quarterly Report	3

QIAGEN N.V.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(in thousands, except per share data)

	Three Months Ended June 30,
	2008	2007
	(unaudited)
Net sales	$217,888	$135,039
Cost of sales	57,863	41,577
Cost of sales—acquisition related intangible amortization	11,949	1,943

Gross profit	148,076	91,519

Operating Expenses:
Research and development	23,840	12,690
Sales and marketing	57,696	31,995
General and administrative	20,297	13,666
Acquisition, integration and related costs	9,342	1,346
Acquisition related intangible amortization	2,816	715
Relocation and restructuring costs	74	70

Total operating expenses	114,065	60,482

Income from operations	34,011	31,037

Other Income (Expense):
Interest income	2,324	5,260
Interest expense	(9,187)	(4,923)
Other income, net	424	1,135

Total other (expense) income	(6,439)	1,472

Income before provision for income taxes and minority interest	27,572	32,509
Provision for income taxes	4,291	9,926
Minority interest	56	—

Net income	$23,225	$22,583

Basic net income per Common Share	$0.12	$0.15

Diluted net income per Common Share	$0.11	$0.14

The accompanying notes are an integral part of these condensed consolidated financial statements.

June 30, 2008 U.S. GAAP Quarterly Report	4

QIAGEN N.V.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(in thousands, except per share data)

	Six Months Ended June 30,
	2008	2007
	(unaudited)
Net sales	$424,994	$262,918
Cost of sales	112,919	80,506
Cost of sales—acquisition related intangible amortization	22,775	3,850

Gross profit	289,300	178,562

Operating Expenses:
Research and development	45,209	24,221
Sales and marketing	111,774	63,298
General and administrative	40,201	27,290
Acquisition, integration and related costs	18,067	2,036
Acquisition related intangible amortization	6,466	1,406
Relocation and restructuring costs	534	478

Total operating expenses	222,251	118,729

Income from operations	67,049	59,833

Other Income (Expense):
Interest income	5,296	10,426
Interest expense	(19,637)	(9,614)
Other income, net	2,559	881

Total other (expense) income	(11,782)	1,693

Income before provision for income taxes	55,267	61,526
Provision for income taxes	11,592	19,076
Minority interest	116	—

Net income	$43,559	$42,450

Basic net income per common share	$0.22	$0.28

Diluted net income per common share	$0.21	$0.27

June 30, 2008 U.S. GAAP Quarterly Report	5

QIAGEN N.V.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Six Months Ended June 30,
	2008	2007
	(unaudited)
Cash Flows From Operating Activities:
Net income	$43,559	$42,450
Adjustments to reconcile net income to net cash provided by operating activities, net of effects of businesses acquired:
Depreciation and amortization	21,436	12,868
Acquisition related intangible amortization	29,241	5,256
Share-based compensation:
Share-based compensation expense	4,541	1,217
Tax effect from share-based compensation	(3,732)	(1,077)
(Gain) on sale of marketable securities	(780)	—
Other non-cash items	(332)	(148)
Net changes in operating assets and liabilities:
Accounts receivable	(9,574)	(10,577)
Inventories	(20,265)	(2,783)
Other operating assets and liabilities	(11,096)	(12,091)

Net cash provided by operating activities	52,998	35,115

Cash Flows From Investing Activities:
Purchases of property, plant and equipment	(15,595)	(14,953)
Proceeds from sale of equipment	377	514
Purchases of intangible assets	(4,612)	(18,453)
Purchase of investments	(4,175)	—
Loan to Dx Assays Pte. Ltd.	(1,441)	—
Purchases of marketable securities	—	(45,444)
Proceeds from sales of marketable securities	2,313	1,439
Cash paid for acquisitions, net of cash acquired	(2,089)	(6,585)
Additional purchase price for previously acquired businesses	(337)	—
Other	—	326

Net cash used in investing activities	(25,559)	(83,156)

Cash Flows From Financing Activities:
Repayment of debt	—	(6,742)
Principal payments on capital leases	(1,386)	(371)
Proceeds from subscription receivables	508	460
Excess tax benefits from share based compensation	3,732	1,077
Issuance of Common Shares under employee stock plans	8,039	4,793
Other	(533)	—

Net cash provided by (used in) financing activities	10,360	(783)

Effect of exchange rate changes on cash and cash equivalents	(4,452)	(1,162)
Net increase (decrease) in cash and cash equivalents	33,347	(49,986)
Cash and cash equivalents, beginning of period	347,320	430,357

Cash and cash equivalents, end of period	$380,667	$380,371

See Note 14 for supplemental cash flow information.

The accompanying notes are an integral part of these condensed consolidated financial statements.

June 30, 2008 U.S. GAAP Quarterly Report	6

QIAGEN N.V.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

1. Basis of Presentation

The condensed consolidated financial statements include the accounts of QIAGEN N.V. (the Company), a company incorporated in The Netherlands, and its wholly owned subsidiaries that are not considered variable interest entities. All significant intercompany accounts and transactions have been eliminated. All amounts are presented in U.S. dollars, unless otherwise indicated. Investments in companies where the Company exercises significant influence over the operations, and where the Company is not the primary beneficiary, are accounted for using the equity method. All other investments are accounted for under the cost method.

In the opinion of management and subject to the year-end audit, the accompanying unaudited condensed consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles for interim financial information and generally in accordance with the instructions to Form 10-Q and Article 10 of Regulation S-X. Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. generally accepted accounting principles have been condensed or omitted pursuant to the Securities and Exchange Commission rules and regulations. In the opinion of management, all adjustments (which include only normal recurring adjustments) necessary for a fair presentation have been included.

Certain reclassifications of prior year amounts have been made to conform to the current year presentation including amounts reported in prior periods as acquisition-related intangible amortization within operating expenses which are now included as a separate component of cost of sales.

The results of operations for an interim period are not necessarily indicative of results that may be expected for any other interim period or for the full year. These unaudited condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2007.

2. Recent Accounting Pronouncements

In March 2008, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard (SFAS) No. 161, “Disclosures about Derivative Instruments and Hedging Activities” (SFAS 161) – an amendment of SFAS 133 “Accounting for Derivative Instruments and Hedging Activities.” SFAS 161 is intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity’s financial condition, financial performance and cash flows. SFAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. SFAS 161 will impact disclosures only and will not have an impact on the Company’s consolidated financial condition, results of operations or cash flows.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements,” (SFAS 157). This statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS 157 requires disclosure of information that enables users of the financial statements to access the inputs used to develop fair value measurements and, for recurring fair value measurements using significant unobservable inputs, the effects of the measurements on earnings for the period. This statement is effective for fiscal years beginning after November 15, 2007. In February 2008, the FASB issued Staff Position 157-2, “Effective date of FASB 157,” which delays the effective date of SFAS 157 for non-financial assets and non-financial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). The delay is intended to allow the FASB and constituents additional time to consider the effect of various implementation issues that have arisen, or that may arise, from the application of SFAS 157. In accordance with the Staff Position, we adopted SFAS 157 for financial assets and liabilities as of January 1, 2008. The adoption did not have an impact on our consolidated results of operations and financial position. Additional information with respect to the adoption of this standard is set forth in Note 7 to the consolidated financial statements.

June 30, 2008 U.S. GAAP Quarterly Report	7

3. Share-Based Payments

During 2005, the Company adopted the QIAGEN N.V. Amended and Restated 2005 Stock Plan (the Plan). The Plan allows for the granting of stock rights, incentive stock options, non-qualified stock options, stock grants and stock-based awards, generally with terms of up to 10 years, subject to earlier termination in certain situations. The vesting and exercisability of certain awards will be accelerated in the event of a Change of Control, as defined in the Plan. The Company had approximately 17.6 million shares of common stock reserved and available for issuance under the Plan at June 30, 2008.

In connection with the acquisition of Digene Corporation in the third quarter of 2007, the Company assumed three additional equity incentive plans. No new grants will be made under these plans, and a total of 4.5 million shares of the Company’s common stock has been reserved for issuances under these plans of which 1.1 million shares remain reserved and available for issuance as of June 30, 2008. The total number of shares reserved for issuance under these plans includes shares of common stock underlying all options and other awards that the Company has assumed in connection with the acquisition of Digene Corporation.

The Company accounts for share-based payments in accordance with the provisions of SFAS No. 123 (Revised 2004), “Share-Based Payment” (SFAS 123(R)), which requires measurement and recognition of compensation expense for all share-based awards made to employees and directors. Under SFAS 123(R), the fair value of share-based payments is estimated at grant date using an option pricing model, and the portion that is ultimately expected to vest is recognized as compensation cost over the requisite service period.

Because share-based compensation under SFAS 123(R) is recognized only for those awards that are ultimately expected to vest, the Company has applied an estimated forfeiture rate to unvested awards for the purpose of calculating compensation cost. These estimates will be revised, if necessary, in future periods if actual forfeitures differ from estimates. Changes in estimates impact compensation cost in the period in which the change in estimate occurs.

Stock Options

Generally, stock options granted vest over a three-year period. To date, the exercise price of all granted options has been at the closing market price on the grant date or a premium above the closing market price on the grant date. The Company utilizes the Black-Scholes-Merton valuation model for estimating the fair value of its granted stock options. Option valuation models, including Black-Scholes-Merton, require the input of highly subjective assumptions, and changes in the assumptions used can materially affect the grant date fair value of an award. These assumptions include the risk-free rate of interest, expected dividend yield, expected volatility, and the expected life of the award.

Risk-Free Interest Rate—This is the average U.S. Treasury rate (having a term that most closely resembles the expected life of the option) at the date the option was granted.

Dividend Yield—The Company has never declared or paid dividends on its common stock and does not anticipate declaring or paying any dividends in the foreseeable future.

Expected Volatility—Volatility is a measure of the amount by which a financial variable, such as a share price, has fluctuated (historical volatility) or is expected to fluctuate (expected volatility) during a period. The Company uses a combination of the historical volatility of its stock price and the implied volatility of market-traded options of the Company’s stock to estimate the expected volatility assumption input to the Black-Scholes-Merton model in accordance with SFAS 123(R) and SEC Staff Accounting Bulletin No. 107, “Share-Based Payments.” In prior periods, the Company relied solely on the historical volatility of its stock price for its volatility assumption input to the Black-Scholes model. The Company’s decision to use a combination of historical and implied volatility is based upon the availability of actively traded options to purchase its stock and its assessment that such a combination is more representative of future expected stock price trends.

Expected Life of the Option—This is the period of time that the options granted are expected to remain outstanding. The Company estimated the expected life by considering the historical exercise behavior. The Company uses an even exercise methodology, which assumes that all vested, outstanding options are exercised uniformly over the balance of their contractual life.

Forfeiture Rate—This is the estimated percentage of options granted that are expected to be forfeited or cancelled on an annual basis before becoming fully vested. The Company estimated the forfeiture rate based on historical forfeiture experience. For the three- and six-month periods ended June 30, 2008, the estimated weighted average forfeiture rate was 4.9%.

June 30, 2008 U.S. GAAP Quarterly Report	8

During the three-month and six-month periods ended June 30, 2008, the Company granted options to purchase 150,080 and 366,226 common shares, respectively. During the three- and six-month periods ended June 30, 2007, the Company granted options to purchase 72,605 and 322,198 common shares, respectively. Following are the weighted average assumptions used in valuing the stock options granted to employees during the three- and six-month periods ended June 30, 2008 and 2007:

	Three Months Ended June 30,
	2008	2007
Stock price volatility	36.87%	34.86%
Risk-free interest rate	3.47%	4.07%
Expected life (in years)	4.97	4.82
Dividend rate	0%	0%

	Six Months Ended June 30,
	2008	2007
Stock price volatility	38.40%	38.54%
Risk-free interest rate	3.03%	4.37%
Expected life (in years)	5.35	5.63
Dividend rate	0%	0%

A summary of the status of the Company’s employee stock options as of June 30, 2008 and changes during the six months then ended is presented below:

Stock Options	Number of Shares	Weighted Average Exercise Price	Weighted Average Contractual Term	Aggregate Intrinsic Value
Outstanding at December 31, 2007	11,362,641	$13.63
Granted	366,226	$21.45
Exercised	(827,536)	$9.65
Forfeited and cancelled	(55,718)	$22.48

Outstanding at June 30, 2008	10,845,613	$14.16	5.02	$78,806,062

Exercisable at June 30, 2008	10,084,130	$13.79	4.71	$77,384,423

Vested and expected to vest at June 30, 2008	10,800,142	$14.138	0.09	$78,726,953

The weighted average grant-date fair value of options granted during the three and six months ended June 30, 2008 was $7.59 and $8.33, respectively. For the three and six months ended June 30, 2008, options to purchase 222,321 and 827,536 shares, respectively, were exercised. The total intrinsic value of options exercised during the three and six months ended June 30, 2008 was $2.6 million and $9.9 million, respectively. For the three and six months ended June 30, 2007, options to purchase 221,299 and 564,510 shares, respectively, were exercised. The total intrinsic value of options exercised during the three and six month periods ended June 30, 2007 was $1.6 million and $5.0 million, respectively

The unrecognized share-based compensation expense related to employee stock option awards is approximately $4.7 million as of June 30, 2008 and is expected to be recognized over a weighted average period of approximately 1.4 years.

June 30, 2008 U.S. GAAP Quarterly Report	9

Restricted Stock Units

Restricted stock units represent rights to receive common shares at a future date. There is no exercise price and no monetary payment is required for receipt of restricted stock units or the shares issued in settlement of the award. Generally, restricted stock units vest over a ten-year period. The fair market value at the time of the grant is amortized to expense on a straight-line basis over the period of vesting. The fair market value is determined based on the number of restricted stock units granted and the market value of the Company’s shares on the grant date. Pre-vesting forfeitures were estimated to be approximately 3.8% for the three months ended June 30, 2008. At June 30, 2008, there was $34.2 million remaining in unrecognized compensation cost related to these awards, which is expected to be recognized over a weighted average period of 3.94 years. The weighted average grant date fair value of restricted stock units granted during the second quarter of 2008 was $20.05. A summary of the Company’s restricted stock units as of June 30, 2008 and changes during the six months then ended is presented below:

Restricted Stock Units	Restricted Stock Units	Weighted Average Contractual Term	Aggregate Intrinsic Value
Outstanding at December 31, 2007	1,585,558
Granted	918,769
Released	(335,215)
Forfeited and cancelled	(18,597)

Outstanding at June 30, 2008	2,150,515	3.34	$43,311,372

Vested and expected to vest at June 30, 2008	1,967,156	3.85	$39,618,522

Compensation Expense

Total share-based compensation expense for the three and six months ended June 30, 2008 and 2007 is comprised of the following:

	Three Months Ended June 30,
Compensation Expense (in thousands)	2008	2007
Cost of sales	$305	$21
Research and development	550	94
Sales and marketing	749	105
General and administrative	759	669

Share-based compensation expense before taxes	2,363	889
Income tax benefit	756	305

Net share-based compensation expense	$1,607	$584

	Six Months Ended June 30,
Compensation Expense (in thousands)	2008	2007
Cost of sales	$540	$40
Research and development	1,049	151
Sales and marketing	1,429	165
General and administrative	1,337	861
Acquisition and integration related	186	—

Share-based compensation expense before taxes	4,541	1,217
Income tax benefit	1,489	418

Net share-based compensation expense	$3,052	$799

No compensation cost was capitalized in inventory in 2008 or 2007 as the amounts were not material.

June 30, 2008 U.S. GAAP Quarterly Report	10

4. Net Income Per Common Share

Net income per common share for the three and six months ended June 30, 2008 and 2007 is based on the weighted average number of common shares outstanding and the dilutive effect of stock options outstanding.

The following schedule summarizes the information used to compute net income per common share:

	Three Months Ended June 30,
(in thousands)	2008	2007
Weighted average number of common shares used to compute basic net income per common share	196,464	150,647
Dilutive effect of warrants	5,206	3,226
Dilutive effect of stock options and restricted stock units	3,805	3,029

Weighted average number of common shares used to compute diluted net income per common share	205,475	156,902

Outstanding options and awards having no dilutive effect, not included in above calculation	1,279	2,574

Outstanding warrants having no dilutive effect, not included in above calculation	21,657	23,836

(in thousands)	Six Months Ended June 30,
	2008	2007
Weighted average number of common shares used to compute basic net income per common share	196,229	150,518
Dilutive effect of warrants	5,200	3,026
Dilutive effect of stock options and restricted stock units	3,871	3,006

Weighted average number of common shares used to compute diluted net income per common share	205,300	156,550

Outstanding options and awards having no dilutive effect, not included in above calculation	1,318	2,506

Outstanding warrants having no dilutive effect, not included in above calculation	21,662	23,937

5. Acquisitions

2008 Acquisitions

In the first quarter of 2008, on February 11, 2008, the Company acquired a business unit from Diagnostic Technology Pty. Ltd., located in Belrose, Australia, which relates to the distribution of products in Australia, New Zealand, Singapore and Malaysia. The purchase price consisted of an upfront payment in the amount of Australian dollars (AUD) 920,000 and a potential milestone payment amounting to a maximum of up to AUD 400,000, which will become due upon the accomplishment of certain revenue targets in the 12-month period following the acquisition. During the second quarter, on May 2, 2008, the Company established QIAGEN Mexico via the acquisition of certain assets of the Company’s former life science distributor Quimica Valaner. The establishment of QIAGEN Mexico represents the Company’s commitment to expanding its presence in Latin America. The Company does not consider these acquisitions to be material.

June 30, 2008 U.S. GAAP Quarterly Report	11

Restructuring of Acquired Businesses

The Company has undertaken restructuring activities at businesses acquired in 2007. These activities, which were accounted for in accordance with Emerging Issues Task Force Issue No. 95-3, “Recognition of Liabilities in Connection with a Purchase Business Combination,” (EITF Issue No. 95-3) have primarily included reductions in staffing levels and the abandonment of excess facilities. In connection with these restructuring activities, as part of the cost of acquisitions, the Company established reserves as detailed below, primarily for severance and excess facilities. In accordance with EITF Issue No. 95-3, the Company finalizes its restructuring plans no later than one year from the respective dates of the acquisitions. Upon finalization of restructuring plans or settlement of obligations for less than the expected amount, any excess reserves are reversed with a corresponding decrease in goodwill. Accrued acquisition expenses are included in accrued and other liabilities in the accompanying balance sheet.

Changes in the acquisition accrual for the six month period ended June 30, 2008 are as follows:

(in thousands)	Relocation, severance and employee related	Lease and facility	Other	Total
ACCRUAL BALANCE AT DECEMBER 31, 2007	$2,310	$1,561	$152	$4,023
Amounts accrued	1,230	149	156	1,535
Amounts paid in cash or settled	(551)	(468)	(176)	(1,195)

ACCRUAL BALANCE AT JUNE 30, 2008	$2,989	$1,242	$132	$4,363

6. Investments and Variable Interest Entities

Investments—The Company has made strategic investments in certain companies that are accounted for using the equity or cost method of accounting. The method of accounting for an investment depends on the extent of the Company’s control. The Company monitors changes in circumstances that may require a reassessment of the level of control. The Company periodically reviews the carrying value of these investments for impairment, considering factors such as the most recent stock transactions and book values from the financial statements. The fair value of cost-method investments is estimated when there are identified events or changes in circumstances that may have an impact on the fair value of the investment.

Cost Method Investments—During the second quarter of 2008, the Company invested $4.2 million in a privately held company.

During 2007, the Company made an initial investment of $747,000 in Dx Assays Pte Ltd, a joint venture with Bio*One Capital. The Company’s investment represents a 33.3% interest in Dx Assays Pte Ltd. Dx Assays expects to be one of the first centers in Singapore for assay development in which molecular diagnostics for infectious and genetic diseases will be developed. In the first quarter of 2008, the Company made a $1.4 million loan to Dx Assays, which bears interest at 15% and is due in March 2013.

Variable Interest Entities—FASB revised Interpretation No. 46, “Consolidation of Variable Interest Entities” (FIN 46 (R)) requires a company to consolidate a variable interest entity if it is designated as the primary beneficiary of that entity even if the company does not have a majority of voting interests. A variable interest entity is generally defined as an entity with insufficient equity to finance its activities or where the owners of the entity lack the risk and rewards of ownership.

June 30, 2008 U.S. GAAP Quarterly Report	12

Since November 1999, the Company has had a 50% interest in a joint venture company, PreAnalytiX GmbH, for which the Company is not the primary beneficiary within the provisions of FIN 46 (R). Thus, the investment is accounted for under the equity method. PreAnalytiX was formed to develop, manufacture and market integrated systems for the collection, stabilization and purification of nucleic acids for molecular diagnostic testing. At present, the Company’s maximum exposure to loss as a result of its involvement with PreAnalytiX is limited to the Company’s share of losses from the equity method investment itself. The joint venture entity reported net profit for the three- and six-month periods ended June 30, 2008.

The Company has a 100% interest in QIAGEN Finance (Luxembourg) S.A. (QIAGEN Finance) and QIAGEN Euro Finance (Luxembourg) S.A. (Euro Finance), companies established for the purpose of issuing convertible debt in 2004 and 2006, respectively. In August 2004, the Company issued $150.0 million of 1.5% Senior Convertible Notes (2004 Notes) due in 2024 through QIAGEN Finance. In May 2006, the Company completed the offering of $300.0 million of 3.25% Senior Convertible Notes (2006 Notes) due in 2026 through Euro Finance. The proceeds of the 2004 and 2006 Notes were loaned to subsidiaries within the consolidated QIAGEN N.V. group. QIAGEN N.V. has guaranteed all of these Notes, and has agreements with each of QIAGEN Finance and Euro Finance to issue common shares to the investors in the event of conversion of any of the Notes. According to the provisions of FIN 46 (R), QIAGEN Finance and Euro Finance are variable interest entities. The Company is not the primary beneficiary, therefore neither is consolidated. Accordingly, the 2004 and 2006 convertible debt is not included in the consolidated statements of QIAGEN N.V., though QIAGEN N.V. does report the full obligation of the debt through its liabilities to QIAGEN Finance and Euro Finance. QIAGEN N.V. accounts for its investments in QIAGEN Finance and Euro Finance as equity investments pursuant to Accounting Principles Board Opinion No. 18, and accordingly records 100% of the profit or loss of QIAGEN Finance and Euro Finance in the gain or loss from equity method investees. At present, the Company’s maximum exposure to loss as a result of its involvement with QIAGEN Finance and Euro Finance is limited to the Company’s share of losses from the equity method investments.

7. Fair Value Measurements

Effective January 1, 2008, the Company adopted SFAS No. 157, “Fair Value Measurements” (SFAS 157), which requires the Company to define fair value, establish a framework for measuring fair value, and expand disclosures about fair value measurements. SFAS 157 clarifies the fair value measurement objective within U.S. generally accepted accounting principles and its application under the varying pronouncements that require or permit fair value measurements. SFAS 157 establishes a three-tier fair value hierarchy which prioritizes the inputs used in measuring fair value as follows:

Level 1. Observable inputs, such as quoted prices in active markets;

Level 2. Inputs, other than the quoted price in active markets, that are observable either directly or indirectly; and

Level 3. Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

The Company’s financial assets and liabilities subject to SFAS 157 consist of investments in privately held companies, derivative contracts used to hedge currency risk on foreign denominated loans, and foreign currency exchange options used to manage potential losses from foreign currency exposures. There were no changes in valuation techniques during the three months ended June 30, 2008.

Derivatives and Hedging

The Company accounts for its derivative instruments in accordance with SFAS No. 133 “Accounting for Derivative Instruments and Hedging Activities” and related guidance which require that an entity recognize all derivatives as either assets or liabilities in the balance sheet, measure those instruments at fair value and recognize the change in fair value in earnings in the period of change unless the derivative qualifies as an effective hedge that offsets certain exposures. Derivative instruments are classified in Level 2 of the fair value hierarchy.

June 30, 2008 U.S. GAAP Quarterly Report	13

The Company has forward and swap arrangements totaling $44.0 million, which qualify for hedge accounting as cash flow hedges of foreign-currency-denominated intercompany loans. These contracts effectively fix the exchange rate at which the intercompany loans will be settled, so that gains or losses on the forward contracts offset the losses or gains from changes in the value of the underlying intercompany loans. The Company has determined that no ineffectiveness exists related to these derivatives. The contracts mature in July 2011 and had fair market values at June 30, 2008 and December 31, 2007 of approximately $8.1 million and $5.1 million, respectively, which are included in other long-term liabilities in the accompanying consolidated balance sheets. During the six months ended June 30, 2008, $3.3 million of realized loss was included in other income (expense), net and $2.6 million of net unrealized loss was included in other accumulated comprehensive income. There was not a significant realized or unrealized impact during the three months ended June 30, 2008.

In the ordinary course of business, the Company purchases foreign currency exchange options to manage potential losses from foreign currency exposures. These options give the Company the right, but not the obligation, to purchase foreign currencies in exchange for U.S. dollars at predetermined exchange rates. The principal objective of such options is to minimize the risks and/or costs associated with global financial and operating activities. The Company does not utilize derivative or other financial instruments for trading or other speculative purposes. The fair market values of these options totaled approximately EUR 370,000 ($583,000) at June 30, 2008 and EUR 1.0 million ($1.5 million) at December 31, 2007, which are included in other liabilities in the accompanying consolidated balance sheets. Gains or losses from changes in the fair market values of these options are included in other income (expense), net. The 2007 options expired in January 2008, and a loss of EUR 981,000 (or approximately $1.4 million) was realized. The 2008 options expire in September 2008.

Unrealized gains and losses related to hedging contracts are included in other accumulated comprehensive income. Realized gains and losses are included in other income (expense), net.

8. Debt

The Company has seven separate lines of credit with aggregate borrowing availability of approximately $166.8 million with variable interest rates, of which insignificant amounts were utilized at June 30, 2008 and December 31, 2007.

At June 30, 2008 and December 31, 2007, long-term debt totaled approximately $950.0 million, none of which was current. Long-term debt consists of the following:

(in thousands)
$500 million note payable bearing interest at LIBOR plus 0.625%, or 3.404% and 5.545% at June 30, 2008 and December 31, 2007, respectively, due on July 12, 2012, with payments beginning in 2009	$500,000
Notes payable to QIAGEN Euro Finance bearing interest at an effective rate of 4.2% due in November 2012	300,000
Notes payable to QIAGEN Finance bearing interest at an effective rate of 1.95% due in July 2011	150,000

Total long-term debt	950,000
Less current portion	—

Long-term portion	$950,000

During 2007, the Company signed a Syndicated Multi-Currency Term Loan and Revolving Credit Facilities Agreement with Deutsche Bank AG, Deutsche Bank Luxembourg S.A., and the lenders named in the agreement. The lenders made available to the Company an aggregate amount of $750 million in the form of (1) a $500 million term loan, (2) a $100 million bridge loan, and (3) a $150 million revolving credit facility. Under the agreement, the $500 million term loan will mature in July 2012 with an amortization schedule commencing July 2009. The $100 million bridge loan was utilized and repaid within the third quarter of 2007. The $150 million revolving credit facility will expire in July 2012. The proceeds of the debt were loaned to a subsidiary of QIAGEN N.V., and QIAGEN N.V. has guaranteed the debt. The loan agreements contain certain financial and non-financial covenants, including but not limited to, restrictions on the encumbrance of land, restrictions on the transfer of any patents to third parties and the maintenance of certain financial ratios. The Company was in compliance with these covenants at June 30, 2008.

June 30, 2008 U.S. GAAP Quarterly Report	14

In May 2006, the Company completed the offering of the 2006 Notes due in 2026 through a new unconsolidated subsidiary Euro Finance. The net proceeds of the 2006 Notes were loaned by Euro Finance to consolidated subsidiaries of the Company. At June 30, 2008, $300.0 million is included in long-term debt for the amount of 2006 Note proceeds payable to Euro Finance. These long-term notes payable to Euro Finance have an effective fixed interest rate of 4.2% and are due in November 2012. Interest on the 2006 Notes is payable semi-annually in May and November. The 2006 Notes were issued at 100% of principal value, and are convertible into 15.0 million common shares at the option of the holders upon the occurrence of certain events at a price of $20.00 per share, subject to adjustment. QIAGEN N.V. has an agreement with Euro Finance to issue shares to the investors in the event of conversion. This subscription right, along with the related receivable, is recorded at fair value in the equity of QIAGEN N.V. as paid-in capital. The 2006 Notes cannot be called for the first 7 years and are callable thereafter subject to a provisional call trigger of 130% of the conversion price. In addition, the holders of the 2006 Notes may require QIAGEN to repurchase all or a portion of the outstanding Notes for 100% of the principal amount, plus accrued interest, on May 16, 2013, 2017 and 2022.

In August 2004, the Company completed the sale of the 2004 Notes, through its unconsolidated subsidiary QIAGEN Finance. The net proceeds of the 2004 Notes were loaned by QIAGEN Finance to consolidated subsidiaries in the U.S. and Switzerland. At June 30, 2008, $150.0 million is included in long-term debt for the amount of 2004 Note proceeds payable to QIAGEN Finance. These long-term notes payable to QIAGEN Finance have an effective fixed interest rate of 1.95% and are due in July 2011. Interest on the 2004 Notes is payable semi-annually in February and August. The 2004 Notes were issued at 100% of principal value, and are convertible into 11.9 million common shares at the option of the holders upon the occurrence of certain events at a price of $12.6449 per share, subject to adjustment. QIAGEN N.V. has an agreement with QIAGEN Finance to issue shares to the investors in the event of conversion. This subscription right, along with the related receivable, is recorded at fair value in the equity of QIAGEN N.V. as paid-in capital. The 2004 Notes may be redeemed, in whole or in part, at QIAGEN’s option on or after August 18, 2011, at 100% of the principal amount, provided that the actual trading price of the Company’s common stock exceeds 120% of the conversion price for twenty consecutive trading days. In addition, the holders of the 2004 Notes may require QIAGEN to repurchase all or a portion of the outstanding 2004 Notes for 100% of the principal amount, plus accrued interest, on August 18, 2011, 2014 and 2019.

9. Inventories

The components of inventories consist of the following as of June 30, 2008 and December 31, 2007:

(in thousands)	June 30, 2008	December 31, 2007
Raw materials	$29,202	$26,855
Work in process	44,333	35,894
Finished goods	34,233	25,597

Total inventories	$107,768	$88,346

June 30, 2008 U.S. GAAP Quarterly Report	15

10. Intangible Assets

The following sets forth the intangible assets by major asset class as of June 30, 2008 and December 31, 2007:

	June 30, 2008		December 31, 2007
(in thousands)	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Amortized Intangible Assets:
Patent and license rights	$226,852	$(35,874)	$216,871	$(24,557)
Developed technology	348,126	(47,867)	345,213	(30,412)
Customer Base and Trademarks	144,621	(16,950)	142,152	(10,160)

	$719,599	$(100,691)	$704,236	$(65,129)

Unamortized Intangible Assets:
Goodwill	$1,116,518		$1,107,882

The changes in the carrying amount of goodwill for the three months ended June 30, 2008 resulted from foreign currency translation and purchase price adjustments, related to tax matters in connection with 2007 acquisitions.

For the three- and six-month periods ended June 30, amortization expense on intangible assets totaled approximately $16.6 million and $33.0 million in 2008, and $3.8 million and $7.2 million in 2007, respectively. Amortization of intangibles for the next five years is expected to be approximately:

(in thousands)
2009	$65,817
2010	$65,263
2011	$64,681
2012	$63,429
2013	$62,021

11. Income Taxes

The provision for income taxes for the three- and six-month periods ended June 30, 2008 and 2007 is based upon the estimated annual effective tax rates. Fluctuations in the distribution of pre-tax income among the Company’s operating subsidiaries can lead to fluctuations of the effective tax rate in the consolidated financial statements. The Company’s operating subsidiaries are exposed to effective tax rates ranging from zero up to approximately 42%. The German tax rate decreased to 30% for 2008 from 39% in 2007. In 2008, an increasing portion of pre-tax income is attributable to subsidiaries with lower effective tax rates as compared to 2007. In the three- and six-month periods ended June 30, 2008, the effective tax rate was 16% and 21%, respectively, compared to the effective tax rate of 31% in both the three- and six-month periods ended June 30, 2007.

The Company assesses uncertain tax positions in accordance with FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an interpretation of SFAS 109” (FIN 48). At June 30, 2008, the Company’s unrecognized tax benefits totaled approximately $10.6 million, of which $8.2 million in benefits, if recognized, would favorably affect our effective tax rate in any future period.

It is possible that approximately $2.3 million of the unrecognized tax benefits may be released during the next 12 months. This amount relates predominantly to transfer pricing and uncertain tax positions as a result of the Company’s reorganization efforts in 2002. These matters are expected to be settled either in the course of ongoing negotiations or when the statutes of limitations expire. We cannot reasonably estimate the range of the potential outcomes of these matters.

June 30, 2008 U.S. GAAP Quarterly Report	16

The Company conducts business globally and, as a result, files numerous consolidated and separate income tax returns in The Netherlands, Germany, Switzerland and the U.S. federal jurisdiction, as well as in various other state and foreign jurisdictions. In the normal course of business, the Company is subject to examination by taxing authorities throughout the world. With few exceptions, the Company is no longer subject to income tax examinations by tax authorities for years before 2004.

The Company has undistributed earnings in foreign subsidiaries. Upon repatriation of those earnings, in the form of dividends or otherwise, in some jurisdictions, the Company would be subject to withholding taxes payable to the foreign countries. For those subsidiaries where the earnings are considered to be permanently reinvested, no provision for taxes has been provided. In other cases, the Company has accrued for such taxes.

12. Shareholders’ Equity

The following tables detail the changes in shareholders’ equity from December 31, 2007 to June 30, 2008 and from December 31, 2006 to June 30, 2007, respectively:

	Common Shares		Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income	Total
(in thousands, except for number of shares)	Shares	Amount
BALANCE AT DECEMBER 31, 2007	195,335,076	$2,175	$925,597	$388,779	$75,024	$1,391,575

Net income	—	—	—	43,559	—	43,559
Proceeds from subscription receivables	—	—	508	—	—	508
Unrealized (loss), net on forward contracts	—	—	—	—	(2,618)	(2,618)
Realized loss, net on forward contracts	—	—	—	—	3,294	3,294
Realized (gain), net on marketable securities	—	—	—	—	(780)	(780)
Translation adjustment	—	—	—	—	26,877	26,877
Issuance of common shares in connection with stock plan	1,166,673	18	8,021	—	—	8,039
Issuance of common shares in connection with eGene	16,860	—	302	—	—	302
Share-based compensation	—	—	4,541	—	—	4,541
Tax benefit of employee stock plans	—	—	3,732	—	—	3,732

BALANCE AT JUNE 30, 2008	196,518,609	$2,193	$942,701	$432,338	$101,797	$1,479,029

June 30, 2008 U.S. GAAP Quarterly Report	17

	Common Shares		Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income	Total
(in thousands, except for number of shares)	Shares	Amount
BALANCE AT DECEMBER 31, 2006	150,167,540	$1,535	$178,656	$344,739	$41,235	$566,165

Net income	—	—	—	42,450	—	42,450
Proceeds from subscription receivable	—	—	460	—	—	460
Unrealized (loss), net on marketable securities	—	—	—	—	(1,774)	(1,774)
Unrealized (loss), net on forward contracts	—	—	—	—	(191)	(191)
Realized loss, net on forward contracts	—	—	—	—	582	582
Translation adjustment	—	—	—	—	8,547	8,547
Cumulative effect due to the adoption of uncertain tax positions	—	—	—	(6,082)	—	(6,082)
Issuance of common shares in connection with stock plan	563,510	7	4,786	—	—	4,793
Share-based compensation	—	—	1,217	—	—	1,217
Tax benefit of employee stock plans	—	—	1,077	—	—	1,077

BALANCE AT JUNE 30, 2007	150,731,050	$1,542	$186,196	$381,107	$48,399	$617,244

13. Comprehensive Income

The components of comprehensive income for the three- and six-month periods ended June 30, 2008 and 2007 are as follows:

	Three Months Ended June 30,
(in thousands)	2008	2007
Net income	$23,225	$22,583
Net realized (gain) on marketable securities	—	(1,747)
Net unrealized gain on forward contracts	40	219
Net realized loss on forward contracts	(85)	(236)
Foreign currency translation gain (loss) adjustments	(860)	3,967

Comprehensive income	$22,320	$24,786

	Six Months Ended June 30,
(in thousands)	2008	2007
Net income	$43,559	$42,450
Net unrealized (loss) on marketable securities	—	(1,774)
Net realized (gain) on marketable securities	(780)	—
Net unrealized (loss) on forward contracts	(2,618)	(191)
Net realized loss on forward contracts	3,294	582
Foreign currency translation gain adjustments	26,877	8,547

Comprehensive income	$70,332	$49,614

June 30, 2008 U.S. GAAP Quarterly Report	18

The following table is a summary of the components of accumulated other comprehensive income as of June 30, 2008 and December 31, 2007:

(in thousands)	June 30, 2008	December 31, 2007
Net unrealized gain on marketable securities	$—	$780
Net unrealized gain on forward contracts, net of tax of $834 and $512 in 2008 and 2007, respectively	1,901	1,225
Net unrealized (loss) on pension, net of tax of $67 in 2008 and 2007	(157)	(157)
Foreign currency translation adjustments	100,053	73,176

Accumulated other comprehensive income	$101,797	$75,024

14. Supplemental Cash Flow Information

(in thousands)	June 30, 2008	June 30, 2007
Cash paid for:
Interest	$8,629	$8,524
Income taxes	$20,192	$13,620
Non-cash Activities:
Equipment purchased through capital lease	—	$59
Issuance of stock in connection with acquisition	$240	—

15. Commitments and Contingencies

Contingent Acquisition-Related Obligations

Pursuant to the purchase agreements for certain acquisitions, the Company could be required to make additional contingent cash payments totaling up to $25.6 million based on the achievement of certain revenue and operating results milestones as follows: $11.2 million in 2008, $1.4 million in 2009, $4.5 million in 2010, and $8.5 million payable in any 12-month period from now until 2010 based on the accomplishment of certain revenue targets, the launch of certain products or the grant of certain patent rights.

Contingencies

In the ordinary course of business, the Company warrants to customers that its products are free of defect and will conform to published specifications. Generally, the applicable product warranty period is one year from the date of delivery of the product to the customer or of site acceptance, if required. Additionally, the Company typically provides limited warranties with respect to its services. From time to time, the Company also makes other warranties to customers, including warranties that its products are manufactured in accordance with applicable laws and not in violation of third-party rights. The Company provides for estimated warranty costs at the time of the product sale. The Company believes its warranty reserve as of June 30, 2008 appropriately reflects the estimated cost of such warranty obligations. The changes in the carrying amount of warranty obligations during the three-month period ended June 30, 2008 are as follows:

(in thousands)
BALANCE AT DECEMBER 31, 2007	$1,621
Provision charged to income	1,011
Usage	(516)
Adjustments to previously provided warranties, net	(9)
Currency translation	23

BALANCE AT JUNE 30, 2008	$2,130

June 30, 2008 U.S. GAAP Quarterly Report	19

Litigation

From time to time, the Company may be party to legal proceedings incidental to its business. As of June 30, 2008, certain claims, suits or legal proceedings arising out of the normal course of business have been filed or were pending against the Company or its subsidiaries. These matters have arisen in the ordinary course and conduct of the Company’s business, as well as through acquisition.

As a result of the third quarter 2007 acquisition of Digene Corporation and the third quarter 2008 acquisition of Corbett as described below in Note 18, the Company is now involved in various claims and legal proceedings including protection of its owned and licensed intellectual property. Although it is not possible to predict the outcome of such litigation, based on the facts known to the Company and after consultation with legal counsel, management believes that such litigation will not have a material adverse effect on the Company’s financial position or results of operations.

Digene Corporation v. Third Wave Technologies, Inc.

On January 11, 2007, Digene filed a patent infringement action against Third Wave Technologies, Inc. (Third Wave) in the United States District Court for the Western District of Wisconsin. In this action, Digene alleges that Third Wave is infringing one or more claims of United States Patent No. 5,643,715 (the ‘715 patent), of which Digene is the exclusive licensee. On February 28, 2007, Third Wave filed an answer to Digene’s complaint, in which Third Wave denied infringing the claims of the ‘715 patent. Third Wave further asserted counterclaims against Digene alleging violations of federal antitrust laws pursuant to Sections 1 and 2 of the Sherman Act, the Clayton Act, and the Robinson-Patman Act. In response, on April 5, 2007, Digene filed a reply denying all of Third Wave’s counter claims. A claim construction hearing was held on June 22, 2007, and the Court issued two opinions construing the asserted claims. In light of the Court’s construction of the claims at issue, Digene believes that it cannot meaningfully pursue its infringement action against Third Wave at the district court level. On October 19, 2007, Digene filed a Motion for Summary Judgment, seeking judgment against Third Wave’s antitrust claims. The Court granted Digene’s Motion on January 11, 2008, dismissing all of Third Wave’s antitrust counterclaims. On February 25, 2008, Third Wave withdrew the only remaining claim on the issue of exceptional case. The Court entered final judgment on February 29, 2008. Both QIAGEN and Third Wave have filed separate appeals to the Federal Circuit. QIAGEN filed its principal brief on June 11, 2008. Third Wave requested an extension of time to file its response, which will now be due September 2, 2008. QIAGEN’s cross reply brief will be due September 16, 2008. A hearing date has not been set. QIAGEN intends to vigorously pursue its patent infringement claim on appeal, and defend itself against any appeal by Third Wave.

Digene Corporation v. F. Hoffmann-LaRoche Ltd. and Roche Molecular Systems, Inc.

There is a pending arbitration filed by Digene against F. Hoffmann-LaRoche Ltd. and Roche Molecular Systems, Inc. (collectively Roche) in December of 2006 for breach of contract of a 1990 Cross License Agreement between Digene and Roche for rights to certain HPV patents. Digene claims that Roche has breached this license agreement by entering into an alleged Supply and Purchase Agreement with Gen-Probe, Inc. (Gen-Probe) in violation of the terms of the Cross License Agreement which has a prohibition against further sublicensing. On July 13, 2007, the arbitration Panel granted Gen-Probe’s request to intervene as a respondent in the arbitration. On August 27, 2007, Digene filed its First Amended Demand for Arbitration to include claims against both Roche and Gen-Probe. Thereafter, on September 6, 2007, both Roche and Gen-Probe filed their Statement of Defense denying the allegations and asserting counterclaims against Digene. Roche alleges that Digene interfered with its business relations and violated Digene’s duties of good faith and fair dealing owed to Roche under the license agreement by bringing this lawsuit. Digene has denied Roche’s claims while asserting Roche’s counterclaims fail to state a cause of action. Gen-Probe contends that the Purchase and Supply Agreement with Roche is not made invalid by the prohibition on sublicenses contained in the Digene/Roche Cross License Agreement.

June 30, 2008 U.S. GAAP Quarterly Report	20

On October 13, 2007, Roche and Gen-Probe filed a Motion for Summary Judgment (the Motion) alleging that the Purchase and Supply Agreement with Roche does not violate the Cross License Agreement and that they are entitled to judgment as a matter of law. QIAGEN filed its response to the Motion on November 30, 2007 and a hearing was held on January 17, 2008 in New York. On January 29, 2008, the Panel denied the Motion and found that genuine issues of material fact exist with respect to each of the claims on which Roche and Gen-Probe sought summary disposition. On February 29, 2008, QIAGEN filed a motion requesting leave to file a Second Amended Arbitration Demand adding two new causes of action against Roche. Digene’s new counts relate to a claim that Roche intentionally interfered with Digene’s business relationship with Gen-Probe and a Declaration of Rights declaring that Roche does not have the rights in the 1990 Cross License it purports to have because the transaction in which Roche allegedly obtained those rights was invalid. On March 11, 2008, Gen-Probe filed its own motion to Amend its Statement of Defense and Counterclaims seeking to change the caption of the case to reflect Digene’s merger with QIAGEN and to add QIAGEN as a party to the arbitration and to add an eighth affirmative action defense alleging that, as a result of the merger with QIAGEN, Digene has no standing to prosecute this arbitration. On April 4, 2008, the arbitration panel granted Digene’s motion to add its count with respect to Roche’s interference but denied it leave to add a count directed to Roche’s rights in the Cross License Agreement at this stage of the proceedings. The panel also denied Gen-Probe’s motion to add QIAGEN as a party and change the caption of the case, but granted it leave to add its eighth affirmative defense. The trial before the panel is scheduled for October 27, 2008 to November 14, 2008. QIAGEN intends to vigorously pursue this matter.

16. Segment and Related Information

The Company manages its business based on the locations of its subsidiaries. Therefore, reportable segments are based on the geographic locations of the subsidiaries. The Company’s reportable segments include the Company’s production, manufacturing and sales facilities located throughout the world. In addition, the Company’s corporate segment includes its holding company located in The Netherlands and two subsidiaries located in Germany which operate only in a corporate support function. The reportable segments derive revenues from the Company’s entire product and service offerings. It is not practicable to provide a detail of revenues for each group of similar products and services offered by the Company.

Summarized financial information concerning the Company’s reportable segments is shown in the following tables:

(in thousands)	Three Months Ended June 30,
Net Sales	2008	2007
Americas	$232,407	$93,959
Germany	90,081	68,484
Switzerland	18,751	12,688
Asia	20,591	14,846
Rest of World	49,336	35,969
Corporate	245	98

Subtotal	411,411	226,044
Intersegment Elimination	(193,523)	(91,005)

Total	$217,888	$135,039

June 30, 2008 U.S. GAAP Quarterly Report	21

(in thousands)	Six Months Ended June 30,
Net Sales	2008	2007
Americas	$470,048	$182,545
Germany	169,446	128,362
Switzerland	36,091	24,379
Asia	42,060	32,005
Rest of World	92,453	69,353
Corporate	780	181

Subtotal	810,878	436,825
Intersegment Elimination	(385,884)	(173,907)

Total	$424,994	$262,918

Net sales are attributed to countries based on the location of the Company’s subsidiary generating the sale. QIAGEN operates manufacturing facilities in Germany, Switzerland, China and the United States that supply products to other countries. The sales from these manufacturing operations to other countries are included in the Net Sales of the countries in which the manufacturing locations are based. The intercompany portions of such net sales of a reportable segment are excluded through the intersegment elimination to derive consolidated net sales.

(in thousands)	Three Months Ended June 30,
Intersegment Sales	2008	2007
Americas	$(123,269)	$(39,700)
Germany	(53,843)	(41,866)
Switzerland	(15,247)	(8,966)
Asia	(1,015)	(348)
Rest of World	(149)	(125)

Total	$(193,523)	$(91,005)

(in thousands)	Six Months Ended June 30,
Intersegment Sales	2008	2007
Americas	$(254,538)	$(78,261)
Germany	(100,136)	(77,529)
Switzerland	(29,452)	(17,055)
Asia	(1,553)	(825)
Rest of World	(205)	(237)

Total	$(385,884)	$(173,907)

Intersegment sales are generally accounted for by a formula based on local list prices or manufacturing costs and eliminated in consolidation.

June 30, 2008 U.S. GAAP Quarterly Report	22

(in thousands) Operating Income (Loss)	Three Months Ended June 30,
	2008	2007
Americas	$28,571	$11,460
Germany	18,752	18,895
Switzerland	(2,983)	(163)
Asia	(319)	599
Rest of World	5,965	6,228
Corporate	(1,409)	(1,765)

Subtotal	48,577	35,254
Intersegment Elimination	(14,566)	(4,217)

Total	$34,011	$31,037

(in thousands) Operating Income (Loss)	Six Months Ended June 30,
	2008	2007
Americas	$50,650	$22,976
Germany	37,093	32,287
Switzerland	(4,281)	(89)
Asia	1,021	2,762
Rest of World	12,078	11,990
Corporate	(3,414)	(3,751)

Subtotal	93,147	66,175
Intersegment Elimination	(26,098)	(6,342)

Total	$67,049	$59,833

The Corporate component of operating loss is primarily general and administrative expenses, including share-based compensation costs. The intersegment elimination represents primarily the elimination of intercompany profit.

Assets (in thousands)	June 30, 2008	December 31, 2007
Americas	$1,895,164	$2,122,875
Germany	461,252	459,761
Switzerland	106,148	97,730
Asia	85,762	80,987
Rest of World	237,079	119,470
Corporate	1,858,899	1,862,963

Subtotal	4,644,304	4,743,786
Intersegment Elimination	(1,770,772)	(1,968,612)

Total	$2,873,532	$2,775,174

Assets of Corporate include cash and cash equivalents, investments, prepaid assets and certain intangibles. The intersegment elimination represents intercompany investments and advances.

June 30, 2008 U.S. GAAP Quarterly Report	23

17. Related Party Transactions

From time to time, we have transactions with companies in which we hold an interest all of which are individually and in sum immaterial except for certain transactions as discussed below.

During 2007, the Company made an initial investment of $747,000 in Dx Assays Pte Ltd as discussed in Note 6. In the first quarter of 2008, the Company made a $1.4 million loan to Dx Assays which bears interest at 15% and is due in March 2013.

The Company has a 100% interest in QIAGEN Finance (Luxembourg) S.A. (QIAGEN Finance) and QIAGEN Euro Finance (Luxembourg) S.A. (Euro Finance), which were established for the purpose of issuing convertible debt. As discussed in Note 6, QIAGEN Finance and Euro Finance are variable interest entities with no primary beneficiary, thus they are not consolidated. Accordingly, the convertible debt is not included in the consolidated statements of QIAGEN N.V., though QIAGEN N.V. does report the full obligation of the debt through its liabilities to QIAGEN Finance and Euro Finance. As of June 30, 2008 and December 31, 2007, the Company had loans payable to QIAGEN Finance of $150.0 million, amounts due to QIAGEN Finance of $3.4 million and amounts receivable from QIAGEN Finance of $2.4 million, respectively. As of June 30, 2008 and December 31, 2007, the Company has a loan payable to Euro Finance of $300.0 million, amounts due to Euro Finance of $2.9 million and $3.0 million, and amounts receivable from Euro Finance of $1.6 million and $1.7 million, respectively.

In 2004, the Company entered into a consulting agreement with Dr. Metin Colpan, our former Chief Executive Officer and current Supervisory Board member, pursuant to which Dr. Colpan is paid a fee of EUR 2,750 per day for consulting services subject to adjustment.

18. Subsequent Events

On July 1, 2008, the Company acquired a majority interest in Corbett Life Science Pty. Ltd. (Corbett), a privately-held developer, manufacturer, and distributor of life sciences instrumentation headquartered in Sydney, Australia, with an option to acquire the minority interest. The total transaction is valued at approximately $66 million in cash, subject to certain customary purchase price adjustments, 218,504 shares of restricted QIAGEN common stock, valued at approximately $4 million, and performance and development milestone payments and other contingencies of up to approximately $65 million payable over the next four years.

As a result of the acquisition of Corbett, QIAGEN expects to incur a non-cash, non-recurring impairment charge of up to $4.0 million ($2.5 million after tax) during the third quarter of 2008 related to its common stock investment in a privately held company. Following the acquisition of Corbett, the Company anticipates a change in purchases from the investee, which in turn may negatively impact the financial condition of the investee. Accordingly, the Company believes the known impact to the investee’s financial condition, absent other evidence indicating a realizable value of the investment, indicates that the Company’s investment will become significantly devalued or worthless and that recoverability of the asset through future cash flows will not be considered likely enough to support the current carrying value. The Company has no contractual obligation to provide any additional investment or other financing beyond its present investment in the investee.

In July 2008, the Company acquired the minority interest in its Brazilian sub, QIAGEN Brasil Biotecnologia Ltda., for $3.2 million in cash.

June 30, 2008 U.S. GAAP Quarterly Report	24

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Note Regarding Forward-Looking Statements and Risk Factors

Our future operating results may be affected by various risk factors, many of which are beyond our control. Certain of the statements included in this Report and the documents incorporated herein by reference may be forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, including statements regarding potential future net sales, gross profit, net income and liquidity. These statements can be identified by the use of forward-looking terminology, such as “may,” “will,” “could,” “expect,” “anticipate,” “estimate,” “continue” or other similar words. Reference is made in particular to the description of our plans and objectives for future operations, assumptions underlying such plans and objectives, and other forward-looking statements. Such statements are based on management’s current expectations and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. We caution investors that there can be no assurance that actual results or business conditions will not differ materially from those projected or suggested in such forward-looking statements as a result of various factors. As a result, our future development efforts involve a high degree of risk. When considering forward-looking statements, you should keep in mind that the risks described in the risk factors, or other risks not currently known to us or considered immaterial, could cause our actual results to differ significantly from those contained in any forward-looking statement.

In addition to the other information set forth in this Report, you should carefully consider the factors discussed in Part I, Item 3 under the heading “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2007, which could materially affect our business, financial condition or future results of operations. The risks described in our Annual Report on Form 20-F are not the only risks facing our Company. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial also may materially adversely affect our business, financial condition and/or operating results.

Results of Operations

Overview

We believe, based on the nature of our products and technologies and our United States and European market shares, as supported by independent market studies, that we are the leading global provider of innovative sample and assay technologies and products. Sample technologies are used to isolate DNA, RNA and proteins from any biological sample, such as blood or tissue. Assay technologies are then used to make such isolated biomolecules, such as the DNA of a specific virus, visible for subsequent analysis. Our products are considered standards in areas, such as pre-analytical sample preparation and assay solutions in research for life sciences, applied testing and molecular diagnostics.

We have developed more than 500 sample and assay products, including automated solutions. We sell these products to molecular diagnostics laboratories, academic researchers, pharmaceutical and biotechnology companies, and applied testing customers for purposes, such as forensics, animal or food testing, and pharmaceutical process control. These products enable our customers to efficiently pursue their research and commercial goals that require the use of nucleic acids.

We employ more than 2,700 people and market our products in more than 40 countries throughout the world. We have established subsidiaries in the markets that we believe have the greatest sales potential, including but not limited to North and South America, Germany, the United Kingdom, Switzerland, France, Japan, Australia, Canada, Italy, and throughout Asia. We also have specialized independent distributors and importers.

June 30, 2008 U.S. GAAP Quarterly Report	25

Since 2002, we have had a compound annual growth rate of approximately 17% in net sales and net income based on reported U.S. GAAP results. We have funded our growth through internally generated funds, debt, and private and public sales of equity securities. In recent years, we have made a number of strategic acquisitions and disposals expanding and focusing our technology and product offerings.

These transactions include:

•

In July 2008, we acquired Corbett Life Science Pty. Ltd. (Corbett), a privately-held developer, manufacturer, and distributor of life sciences instrumentation headquartered in Sydney, Australia. Corbett is best known for having developed the world’s first rotary real-time PCR cycler system – the Rotor-Gene™ – a system used to detect real-time polymerase chain reaction (PCR) reactions which make specific sequences of DNA and RNA targets visible through amplification and quantifiable through real-time measurement of such amplification. The addition of this proprietary PCR detection technology extends our molecular testing solution portfolio and enhances our options to offer sample and assay technology solutions spanning from sample to result.

•

In February 2008, we acquired a business unit from Diagnostic Technology Pty. Ltd., located in Belrose, Australia, which relates to the distribution of products in Australia, New Zealand, Singapore and Malaysia. In May 2008, we established QIAGEN Mexico via the acquisition of certain assets of our former life science distributor Quimica Valaner. In July 2008, we acquired the minority interest of our Brazilian subsidiary, QIAGEN Brasil Biotecnologia Ltda. The establishment of QIAGEN Mexico represents our commitment to expanding our presence in Latin America.

•

In July 2007, we completed the acquisition of Digene Corporation (NASDAQ: DIGE) through a tender offer and subsequent merger of Digene with and into a wholly-owned subsidiary of QIAGEN N.V. Following the completion of the merger, Digene became a wholly owned subsidiary of QIAGEN North American Holdings, Inc. and was subsequently renamed QIAGEN Gaithersburg, Inc. The merger combined our leading portfolio of sample and assay technologies, including a broad panel of molecular diagnostic tests, with Digene’s leadership in HPV-targeted molecular diagnostic testing, creating a global leader in molecular diagnostics outside blood screening and viral load monitoring.

•

In July 2007, we completed our acquisition of eGene, Inc. (OTCBB: EGEI) pursuant to which eGene became a wholly-owned subsidiary of QIAGEN North American Holdings, Inc. eGene is an early-stage company located in Irvine, California that has developed and is commercializing a patented sample separation and analysis technology based on capillary electrophoresis.

On a consolidated basis, operating income increased to $34.0 million in the three-month period ended June 30, 2008 from $31.0 million in the same period of 2007 and in the six-month period ended June 30, 2008 increased to $67.0 million from $59.8 million in the same period of 2007. Our financial results include the contributions of our recent acquisitions, as well as the costs related to the acquisitions and integrations, including charges for purchased in-process research and development and costs related to the relocation and closure of our facilities in North America. Our results also reflect the benefits of our previous restructuring efforts, which have contributed to improved profitability as we continue to manage our operating costs.

We manage our business based on the locations of our subsidiaries. Therefore, reportable segments are based on the geographic locations of our subsidiaries. Our reportable segments include our production, manufacturing and sales facilities located throughout the world. In addition, the Corporate segment includes our holding company located in The Netherlands and two subsidiaries located in Germany which operate only in a corporate support function. The reportable segments derive revenues from our entire product and service offerings. Our Luxembourg subsidiaries, QIAGEN Finance (Luxembourg) S.A., or QIAGEN Finance, and QIAGEN Euro Finance (Luxembourg) S.A., or Euro Finance, which were established as financing vehicles for the issuance of convertible debt, are not consolidated.

June 30, 2008 U.S. GAAP Quarterly Report	26

The following table sets forth operating income by segment for the three and six months ended June 30, 2008 and 2007. Further segment information can be found in Note 16 to the accompanying financial statements.

(in thousands) Operating Income (Loss)	Three Months Ended June 30,
	2008	2007
Americas	$28,571	$11,460
Germany	18,752	18,895
Switzerland	(2,983)	(163)
Asia	(319)	599
Rest of World	5,965	6,228
Corporate	(1,409)	(1,765)

Subtotal	48,577	35,254
Intersegment Elimination	(14,566)	(4,217)

Grand Total	$34,011	$31,037

(in thousands) Operating Income (Loss)	Six Months Ended June 30,
	2008	2007
Americas	$50,650	$22,976
Germany	37,093	32,287
Switzerland	(4,281)	(89)
Asia	1,021	2,762
Rest of World	12,078	11,990
Corporate	(3,414)	(3,751)

Subtotal	93,147	66,175
Intersegment Elimination	(26,098)	(6,342)

Grand Total	$67,049	$59,833

In the three- and six-month periods ended June 30, 2008, operating income in the Americas increased compared to the same periods in 2007, primarily due to the July 2007 acquisitions. While sales increased in 2008, expenses in the Americas, including the amortization of the acquired intangibles, were also higher as a result of the 2007 acquisitions and ongoing integration efforts.

In Germany, operating income was slightly lower in the second quarter of 2008 compared to the second quarter of 2007 primarily due to increased research and development expense. In the six-month period, operating income in Germany was higher in 2008 as compared to 2007 primarily due to increased sales, partially offset by an increase in operating expenses.

In Switzerland, the decrease in operating income in the three- and six-month periods ended June 30, 2008 as compared to the same periods in 2007 was primarily due to an increase in research and development expense partially offset by an increase in instrumentation sales.

The net decrease in operating income in our Asia segment in the three- and six-month periods ended June 30, 2008, compared to the same periods of 2007, is primarily due to an increase in operating expense in China as a result of opening our new China sales office, located in Shanghai.

The slight decrease in operating income in the second quarter of 2008 in our Rest of World segment is primarily due to increased sales expense in the second quarter of 2008 as compared to the same period in 2007.

June 30, 2008 U.S. GAAP Quarterly Report	27

Second Quarter and Six Months Ended June 30, 2008 compared to 2007

Net Sales

In the second quarter of 2008, net sales increased by 61% to $217.9 million compared to $135.0 million in the second quarter of 2007. Net sales are attributed to countries based on the location of the subsidiary recording the sale. Our second quarter 2008 net sales include the results of operations of Digene and eGene, which were acquired after the second quarter of 2007. In the second quarter of 2008, net sales in Germany increased by 36%, net sales in Asia increased by 35%, primarily driven by Singapore, China, and Korea, net sales in the Americas increased by 101% and net sales in Rest of World increased by 37%. The increase in sales in each of these regions was the result of an increase in sales of our sample and assay technologies, which represented approximately 90% of total sales, and instrumentation products, which represented approximately 9% of total sales. Sales of sample and assay technologies and instrumentation products experienced growth rates of 64% and 39%, respectively, in the three-month period ended June 30, 2008 as compared to the same period in 2007. The increase in sales includes organic growth (11%), sales from our recently acquired businesses (41%), and the impact of foreign exchange rates (9%).

In the six-month period ended June 30, 2008, net sales increased by 62% to $425.0 million compared to $262.9 million in the same period of 2007. In the six-month period ended June 30, 2008, net sales in Germany increased by 36%, net sales in Asia increased by 30%, primarily driven by increases in Hong Kong and Japan, net sales in the Americas increased by 107% and net sales in Rest of World increased by 33%.

We regularly introduce new products in order to extend the life of our existing product lines as well as to address new market opportunities. To date in 2008, we have launched 19 new products in the area of sample & assay technologies, including the QIAxcel for fully automated capillary electrophoresis to separate and analyze DNA, RNA and proteins, the QIAsymphonySP, the first system of a novel modular processing platform which can be integrated to automate entire workflows and the EZ1 Advanced, the next generation of our successful EZ1 for the fully automated low throughput sample preparation with prefilled cartridges. In addition, we launched a number of assay technologies, including two tests for the applied testing markets to detect bovine virus diarrhea virus (BVD) in cattle and Taylorella equigenitalis in horses.

A significant portion of our revenues is denominated in euros and other currencies other than the United States dollar. Changes in exchange rates can affect the growth rate of net sales. For the three and six months ended June 30, 2008 as compared to the same periods in 2007, using the 2007 foreign exchange rates for both periods, net sales would have increased approximately by 52% and 52%, respectively, as compared to the reported increases of 61% and 62%, respectively.

Gross Profit

Gross profit was $148.1 million (68% of net sales) in the quarter ended June 30, 2008 as compared to $91.5 million (68% of net sales) for the same period in 2007. The dollar increase in 2008 compared to 2007 is attributable to the increase in net sales. Our sample and assay products have a higher gross margin than our instrumentation products, and fluctuations in the sales levels of these products can result in fluctuations in our gross margin during a quarter when compared to the gross margin of another quarter. During the second quarter of 2008 and 2007, sample and assay product sales represented approximately 90% and 89%, respectively, of our total sales. The gross margin in the second quarter of 2008 as compared to the second quarter of 2007 reflects a favorable impact from the increase in sample and assay sales, partially offset by an increase in amortization of acquisition-related intangible assets.

Amortization expense related to developed technology and patent and license rights, which have been acquired in a business combination, is included in cost of sales. The amortization expense on acquisition-related intangibles within cost of sales increased to $11.9 million in the second quarter of 2008 as compared to $1.9 million in the second quarter of 2007. The increase in amortization expense is the result of an increase in intangibles acquired in our recent business combinations, namely Digene which was acquired in July 2007. We expect that our acquisition-related intangible amortization will continue to increase as a result of our acquisitions.

Gross profit for the six-month period ended June 30, 2008 was $289.3 million (68% of net sales) as compared to $178.6 million (68% of net sales) for the same period in 2007.

June 30, 2008 U.S. GAAP Quarterly Report	28

Research and Development

Research and development expenses increased by 88% to $23.8 million (11% of net sales) in the second quarter of 2008 compared to $12.7 million (9% of net sales) in the same period of 2007. Using identical foreign exchange rates for both quarters, research and development expenses increased by approximately 71%. Our July 2007 acquisitions of Digene and eGene, along with the acquisition of new technologies, have resulted in an increase in our research and development costs. As we continue to discover, develop and acquire new products and technologies, we will incur additional expense related to research and development facilities, licenses and employees engaged in our research and development efforts. Additionally, our research and development costs are expected to increase as we incur costs in connection with obtaining regulatory approvals, including US FDA Pre-Market Approval (PMA), US FDA 510(k) and EU CE approval of our assays or instruments. We have a strong commitment to research and development and anticipate that research and development expenses will continue to increase, perhaps significantly.

For the six-month period ended June 30, 2008, research and development expenses increased by 87% to $45.2 million (11% of net sales) compared to $24.2 million (9% of net sales) for the same period in 2007.

Sales and Marketing

Sales and marketing expenses increased by 80% to $57.7 million (26% of net sales) in the second quarter of 2008 from $32 million (24% of net sales) in the same period of 2007. Using identical foreign exchange rates in each quarter, sales and marketing expenses increased 69%. Sales and marketing expenses are primarily associated with personnel, commissions, advertising, trade shows, publications, freight and logistics expenses and other promotional expenses. The increase in sales and marketing expenses in the second quarter of 2008 as compared to the second quarter of 2007 is primarily due to our third quarter 2007 acquisition of Digene through which we acquired an additional 200 sales and marketing personnel. In addition, the sales and marketing expenses include the costs of maintaining separate sales organizations addressing customers in industrial and academic research, applied testing and molecular diagnostics. We anticipate that sales and marketing costs will continue to increase along with new product introductions and continued growth in sales of our products.

Sales and marketing expenses increased 77% to $111.8 million (26% of net sales) in the six-month period ended June 30, 2008 from $63.3 million (24% of net sales) in the comparable period in 2007.

General and Administrative

General and administrative expenses increased by 49% to $20.3 million (9% of net sales) in the second quarter of 2008 from $13.7 million (10% of net sales) in the same period of 2007. Using identical foreign exchange rates for both quarters, general and administrative expenses increased by approximately 38%. General and administrative expenses primarily represent the costs required to support our administrative infrastructure, which has continued to expand along with our growth. In connection with the continued integration of acquired companies, we aim to improve efficiency in general and administrative operations. We believe that over time the results of integration activities will lead to a decrease in our general and administrative expenses as a percentage of net sales.

For the six-month period ended June 30, 2008, general and administrative expenses increased by 47% to $40.2 million (10% of net sales) from $27.3 million (10% of net sales) in the same period of 2007.

Acquisition, Integration and Related Costs

During the three-month period ended June 30, 2008, we recorded acquisition, integration and related costs of $9.3 million. This amount included $1.0 million in employee-related costs, $1.6 million in consultant costs primarily related to system integrations, $2.9 million related to rebranding, $2.6 million related to acquired litigation and $1.2 million in other costs related to the integration of recently acquired companies.

During the six-month period ended June 30, 2008, we recorded acquisition, integration and related costs of $18.1 million. This amount included $2.4 million in employee-related costs, $2.9 million in consultant costs primarily related to system integrations, $4.5 million related to rebranding, $5.3 million related to acquired litigation and $3.0 million in other costs related to the integration of recently acquired companies.

June 30, 2008 U.S. GAAP Quarterly Report	29

During the three-month period ended June 30, 2007, we recorded costs of $1.3 million related to the integration of recently acquired subsidiaries in North America and Asia. This amount includes $104,000 in severance and employee-related costs, $891,000 in costs related to the integration of the recently acquired companies and $301,000 in expenses related to acquisitions which are no longer being pursued. During the six-month period ended June 30, 2007, we recorded costs of $2.0 million, which included $221,000 in severance and employee-related costs, and $1.8 million in costs related to the integration of the recently acquired companies.

Acquisition-Related Intangible Amortization

Amortization expense related to developed technology and patent and license rights, which have been acquired in a business combination, is included in cost of sales. Amortization of trademarks, customer base and non-compete agreements, which have been acquired in a business combination, is recorded in operating expense under the caption “acquisition-related intangible amortization.” Amortization expenses of intangible assets not acquired in a business combination are recorded within either the cost of sales, research and development or sales and marketing line items based on the use of the asset.

During the second quarter of 2008, the amortization expense on acquisition-related intangibles within operating expense increased to $2.8 million compared to $715,000 in the same period of 2007. The increase in expense is the result of an increase in amortized intangibles acquired in our recent business combinations. We expect that our acquisition-related intangible amortization will continue to increase as a result of our acquisitions.

During the sixth-month period ended June 30, 2008, the amortization expense on acquisition-related intangibles within operating expense increase to $6.5 million compared to $1.4 million in 2007.

Relocation and Restructuring Costs

Relocation and restructuring costs relate to the restructuring of acquired businesses located in Norway and North America for which a restructuring was not contemplated at the time of acquisition. In 2007, we commenced the restructuring of the Huntsville, Alabama facility, which will continue into 2008, along with some realignment of our Canadian facility. The restructuring of these facilities is expected to be completed during 2008 at an estimated cost of $700,000.

In 2007, we completed the restructuring of acquired businesses located in Norway and North America at a total cost of approximately $2.0 million, of which approximately $500,000 was recorded in 2007 and $1.5 million in 2006. In the six-month period ended June 30, 2007, these costs consisted primarily of relocation and severance costs of $173,000, lease and facility costs of $135,000 and other costs of $170,000, of which $70,000 was recorded during the second quarter of 2007.

Other Income (Expense)

Other expense was $6.4 million and $11.8 million in the three- and six-month periods ended June 30, 2008, as compared to other income of $1.5 million and $1.7 million in the same periods of 2007, respectively. This increase in expense in both the three- and six-month periods was mainly due to higher interest expense, a loss on foreign currency transactions, and lower interest income.

For the three- and six-month periods ended June 30, 2008, interest income decreased to $2.3 million and $5.3 million from $5.3 million and $10.4 million in the same periods of 2007, respectively. The decrease in interest income was primarily the result of a decrease in the amount of investments along with a decline in interest rates. At June 30, 2008, we had $380.7 million in cash and cash equivalents compared to $380.4 million at June 30, 2007. As of June 30, 2008, we had no marketable securities investments as compared to $99.3 million at June 30, 2007. The decrease in marketable securities is primarily due to the use of cash to acquire eGene and Digene during the third quarter of 2007.

Interest expense increased to $9.2 million and $19.6 million in the three- and six-month periods ended June 30, 2008 compared to $4.9 million and $9.6 million in the same periods in 2007, respectively. Interest costs primarily relate to the $500.0 million term loan obtained in July 2007 in connection with the Digene acquisition and our long-term borrowings from QIAGEN Finance and Euro Finance. The increase in interest expense in 2008 as compared to 2007 is primarily due to the interest expense on the new term loan obtained in July 2007.

June 30, 2008 U.S. GAAP Quarterly Report	30

Provision for Income Taxes

Our provision for income taxes is based upon the estimated annual effective tax rates. Fluctuations in the distribution of pre-tax income among our operating subsidiaries can lead to fluctuations of the effective tax rate in the consolidated financial statements. Our operating subsidiaries are exposed to effective tax rates ranging from zero up to approximately 42%.

In the second quarters of 2008 and 2007, our effective tax rate was 16% and 31%, respectively. The German tax rate decreased to 30% in 2008 as compared to 39% in 2007. In 2008, an increasing portion of our pre-tax income is attributable to subsidiaries with lower effective tax rates as compared to 2007.

In the six-month periods ended June 30, 2008 and 2007, our effective tax rate was 21% and 31%, respectively.

Liquidity and Capital Resources

To date, we have funded our business primarily through internally generated funds, debt and the private and public sales of equity. Our primary use of cash has been to support continuing operations and our capital expenditure requirements, including acquisitions. As of June 30, 2008 and December 31, 2007, we had cash and cash equivalents of $380.7 million and $347.3 million, respectively. Cash and cash equivalents are primarily held in U.S. dollars, other than those cash balances maintained in the local currencies of our subsidiaries to meet local working capital needs. At June 30, 2008, cash and cash equivalents had increased by approximately $33.3 million over December 31, 2007 primarily due to cash provided by operating activities of $53.0 million and financing activities of $10.4 million, offset by cash used in investing activities of $25.6 million and the effect of exchange rate changes on cash and cash equivalents of $4.5 million. As of June 30, 2008 and December 31, 2007, we had working capital of $552.5 million and $482.2 million, respectively.

Operating Activities. For the periods ended June 30, 2008 and 2007, we generated net cash from operating activities of $53.0 million and $35.1 million, respectively. Cash provided by operating activities increased in 2008 compared to 2007 primarily due to increases in net income and depreciation and amortization, partially offset by increases in inventories and a decrease in accrued liabilities. The decrease in accrued liabilities in 2008 primarily reflects payment of liabilities assumed in connection with acquisitions. Additionally, the increase in inventories during the first six months of 2008 reflects our new product introductions. Because we rely heavily on cash generated from operating activities to fund our business, a decrease in demand for our products, longer collection cycles or significant technological advances of competitors would have a negative impact on our liquidity.

June 30, 2008 U.S. GAAP Quarterly Report	31

Investing Activities. Approximately $25.6 million of cash was used in investing activities during the period ended June 30, 2008, compared to $83.2 million for the period ended June 30, 2007. Investing activities during the second quarter of 2008 consisted principally of purchases of property and equipment and cash paid for acquisitions and a loan to Dx Assay Pte Ltd, our new joint venture in Singapore.

In connection with certain acquisitions, we could be required to make additional contingent cash payments totaling up to $25.6 million based on the achievement of certain revenue and operating results milestones as follows: $11.2 million in 2008, $1.4 million in 2009, $4.5 million in 2010, and $8.5 million payable in any 12-month period from now until 2010 based upon the accomplishment of certain revenue targets, the launch of certain products or the grant of certain patent rights. If paid, these contingent payments will be accounted for as additional cash paid for acquisitions.

As discussed in Note 18 to the condensed consolidated financial statements, subsequent to the second quarter 2008, we acquired the minority interest in our Brazilian subsidiary, QIAGEN Brasil Biotecnologia Ltda, for $3.2 million, and completed the acquisition of Corbett for approximately $66 million in cash, subject to certain adjustments, and 218,504 shares of restricted QIAGEN common stock valued at approximately $4 million and performance and development milestone payments and other contingencies of up to approximately $65 million over the next four years.

Financing Activities. Financing activities provided $10.4 million in cash for the six months ended June 30, 2008, compared to $783,000 used in the six months ended June 30, 2007. Cash provided during the period was primarily due to the issuance of common shares in connection with our employee stock plans and tax benefits from stock-based compensation, partially offset by capital lease payments.

We have credit lines totaling $166.8 million at variable interest rates, an insignificant amount of which was utilized as of June 30, 2008. We also have capital lease obligations, including interest, in the amount of $35.4 million, and carry $950.0 million of long-term debt.

In July 2007, we signed a Syndicated Multi-Currency Term Loan and Revolving Credit Facilities Agreement with Deutsche Bank AG, Deutsche Bank Luxembourg S.A., and the lenders named in the syndication agreement. The lenders made available to us an aggregate amount of $750 million in the form of (1) a $500 million term loan, (2) a $100 million bridge loan, and (3) a $150 million revolving credit facility. Under the agreement, the $500 million term loan will mature in July 2012 with an amortization schedule commencing July 2009. The $150 million revolving credit facility will also expire in July 2012. The $100 million bridge loan was utilized and repaid within the third quarter of 2007. We used the proceeds of the term loan and the bridge loan to pay the cash component of the Digene acquisition consideration and the fees and expenses of the Digene offer and the merger. The revolving credit facility is available for general corporate purposes.

We have notes payable, which are the long-term borrowings of the proceeds from the issuances of $150.0 million senior unsubordinated convertible notes, with a 1.5% coupon due in 2024 through QIAGEN Finance (2004 Notes), and of $300.0 million 3.25% senior convertible notes (2006 Notes) due in 2026 through Euro Finance. QIAGEN Finance and Euro Finance are unconsolidated subsidiaries which were established for this purpose. At June 30, 2008, $150.0 million and $300.0 million are included in long-term debt for the amount of 2004 Notes and 2006 Notes payable to QIAGEN Finance and Euro Finance, respectively. The 2004 Notes have an effective rate of 1.95%, are due in July 2011 and are convertible into our common shares at a conversion price of $12.6449, subject to adjustment. The 2006 Notes have an effective rate of 4.2%, are due in November 2012 and are convertible into our common shares at a conversion price of $20.00, subject to adjustment. QIAGEN N.V. has agreements with QIAGEN Finance and Euro Finance to issue shares to the investors in the event of conversion. These subscription rights, along with the related receivable, are recorded at fair value in the equity of QIAGEN N.V. as paid-in capital.

We expect that cash from financing activities will continue to be impacted by issuances of our common shares in connection with our employee stock plans and that the market performance of our stock will impact the timing and volume of the issuances. Additionally, we may make future acquisitions or investments requiring cash payments or the issuance of additional equity or debt financing.

We believe that funds from operations, existing cash and cash equivalents, together with the proceeds from our public and private sales of equity, and availability of financing facilities as needed, will be sufficient to fund our planned operations and expansion during the coming year.

June 30, 2008 U.S. GAAP Quarterly Report	32

Quantitative and Qualitative Disclosures About Market Risk

Our market risk relates primarily to interest rate exposures on cash, marketable securities and borrowings and foreign currency exposures on intercompany and third-party transactions. The overall objective of our risk management is to reduce the potential negative earnings effects from changes in interest and foreign exchange rates. Exposures are managed through operational methods and financial instruments. We do not use financial instruments for trading or other speculative purposes.

Our exposure to market risk from changes in interest rates and currency exchange rates has not changed materially from our exposure as discussed in Item 11 of our Annual Report on Form 20-F for the year ended December 31, 2007.

Recent Authoritative Pronouncements

For information on recent accounting pronouncements impacting our business, see Note 2 of the Notes to Condensed Consolidated Financial Statements.

Application of Critical Accounting Policies, Judgments and Estimates

The preparation of our financial statements in accordance with accounting principles generally accepted in the United States requires management to make assumptions that affect the reported amounts of assets, liabilities and disclosure of contingencies as of the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Critical accounting policies are those that require the most complex or subjective judgments often as a result of the need to make estimates about the effects of matters that are inherently uncertain. Thus, to the extent that actual events differ from management’s estimates and assumptions, there could be a material impact on the financial statements. In applying our critical accounting policies, at times we used accounting estimates that either required us to make assumptions about matters that were highly uncertain at the time the estimate was made or it is reasonably likely that changes in the accounting estimate may occur from period to period that would have a material impact on the presentation of our results of operations, financial position or cash flows. Our critical accounting policies are those related to revenue recognition, accounts receivable, investments, goodwill and other intangible assets, share-based compensation, income taxes, and purchase price allocation.

Our critical accounting policies are discussed further in Item 5 of our Annual Report on Form 20-F for the year ended December 31, 2007. Actual results in these areas could differ from management’s estimates. There have been no significant changes in our critical accounting policies during the first six months of 2008.

Contractual Obligations

There are no material changes through June 30, 2008 from the contractual obligations disclosed in Item 5 of our Annual Report on Form 20-F for the year ended December 31, 2007.

Legal Proceedings

For information on legal proceedings, see Note 15 of the Notes to Condensed Consolidated Financial Statements.

While no assurances can be given regarding the outcome of proceedings described in Note 15, based on information currently available, we believe that the resolution of these matters is unlikely to have a material adverse effect on our financial position or results of future operations for QIAGEN N.V. as a whole. However, because of the nature and inherent uncertainties of litigation, should the outcomes be unfavorable, certain aspects of our business, financial condition, and results of operations and cash flows could be materially adversely affected.

Risk Factors

There are no material changes from the risk factors disclosed in Item 3 of our Annual Report on Form 20-F for the year ended December 31, 2007.

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